Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PLAZA CENTERS N.V. RECEIVES FINAL APPROVAL FOR MEGA PROJECT IN BUCHAREST

Tel Aviv, Israel, November 30, 2006, Elbit Medical Imagining Ltd. (Nasdaq: EMITF) (the "Company" or "EMI") announces today that its subsidiary, Plaza Centers N.V. ("PC") has announced the acquisition of a 75% interest in a company which has entered into a public-private partnership agreement with the Government of Romania to develop the approximately US$1 billion Casa Radio (Dambovica) scheme in Bucharest, the largest development plot available in the city centre. The Romanian Government will remain a 15% partner in the scheme.

The acquisition, which was described in the PC’s IPO prospectus, is a further demonstration of PC’s leading position in the CEE region.

The Casa Radio development sits on a 9.195 hectare (22.7 acre) site located in central Bucharest, incorporating a large area of the Bucharest city centre. Gara de Nord, the city’s main railway station is nearby as well as the adjacent Eroilor Metro Station and a number of trolley bus services which serve the site.

The development of Casa Radio comprises approximately 360,000sqm, including:

A 132,000sqm shopping mall and leisure centre (one of the largest in Europe), residential area, hotel, casino, hypermarket, convention and conference hall. Furthermore, two 135 metre tall towers of 53,000sqm each, which once completed, will be among the tallest buildings in Bucharest.

PC will begin construction at the start of 2007. The development will confirm Bucharest’s position among the major and diverse cities in Europe and is a significant addition to Plaza’s mega, strategic development projects, such as the large gambling and leisure resort on Dream Island in Budapest and the mega Arena Plaza shopping centre which comprises 200,000sqm of build area.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major

European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

This press release does not constitute an offer of securities for sale in the United States of America, nor may the securities be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended in the rules and regulations thereunder. There is no intention to register any portion of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com